July 24, 2025

Abraham Schwartz
President
Black Pearl Equities, LLC
901 Myrtle Avenue
Brooklyn, NY 11206

       Re: Black Pearl Equities, LLC
           Regional Health Properties, Inc.
           Schedule TO-T filed July 18, 2025, by Black Pearl Equities, LLC File No. 005-83967
Dear Abraham Schwartz:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed July 18, 2025
Item 1. Summary Term Sheet, page 1

1. We note your statement that the term of the Tender Offer begins on August 1, 2025.
       Since you have "published, sent or given the means to tender to security holders" by filing the Letter of Transmittal as Exhibit 1, please explain your conclusion that the
       Tender Offer has not already commenced. Refer to Rule 14d-2(a).
2. Note that the summary term sheet must provide "sufficient information to understand the essential features and significance of the proposed transaction." Refer to Item
       1001 of Regulation M-A. Consider whether additional features, such as the conditions to the transaction and your purpose for engaging in the transaction, should be summarized in this section.
Item 4. Terms of the Transaction, page 2

3. Under Section 14(d)(5) of the Exchange Act, tendered shares may be withdrawn if not
 July 24, 2025
Page 2

       accepted for payment at any time after 60 days from commencement of the offer.
       Please revise to note the existence of such "back end" withdrawal rights in this offer.
       Refer to Item 4 of Schedule TO and Item 1004(a)(1)(vi) of Regulation
M-A.
4. Provide additional information with respect to the conditions specified in paragraph 7 of this section, including a description of the relevant sections of the related agreements and governing documents and the steps you have taken or plan to take with respect to obtaining the specified waivers.
5. We note your statement in paragraph 9 of this section that no material differences in security holders' rights will result from the Tender Offer. Please consider whether this is correct given your offer contemplates a significant (45-49.9%) concentration of ownership upon completion of the transaction and is conditioned upon changes to the
       Company's governing documents and shareholder rights plans.
Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 4

6. Disclose any negotiations or material contacts over the past two years between you and the Company regarding the matters specified in Item 1005(b) of Regulation M-A.
       Alternatively, state that no such negotiations or contact occurred.
Item 7. Source and Amount of Funds or Other Consideration, page 4

7. Item 1007(a) of Regulation M-A requires a statement of "the specific sources . . . of funds to be used in the transaction" (emphasis added). Please revise this section to disclose each entity that will provide funding and specify the funding source (e.g., cash on hand) for each such entity.
8. Provide the information called for by Item 1007(d) of Regulation M-A or state that there will be no borrowed funds used in the transaction. Refer to General Instruction E and Item 7 of Schedule TO.
Item 10. Financial Statements, page 5

9. Please explain your conclusion that your financial statements are not material. In this respect we note that Instruction 2 to Item 10 of Schedule TO does not appear to apply in this instance because you are not a public reporting company and the offer is not for all outstanding securities of the subject class.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions